Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at May 7, 2012 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three months ended March 31, 2012 and 2011. The unaudited interim consolidated statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements in accordance with IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2011 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain detailed descriptions and maps of the Company’s producing and advanced royalty and stream assets. For additional information, the Company’s website can be found at www.franco-nevada.com.

First Quarter 2012 Financial Highlights

(in millions of US dollars, except per share amounts)

•                  Revenue of $105.0 million;

•                  Net Income of $46.8 million, or $0.33 per share;

•                  Adjusted Net Income(1) of $43.6 million, or $0.31 per share;

•                  Adjusted EBITDA(1) of $85.4 million, or $0.61 per share;

•                  Cash and cash equivalents of $847.0 million as at March 31, 2012;

•                  No debt;

•                  Total shareholder’s equity of $3,068.3 million.

(1)          Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 14-16 of this MD&A.

Company Overview

Franco-Nevada is a gold royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest new gold development and exploration projects in the world. Its business model benefits from rising commodity prices and new discoveries while limiting exposure to operating and capital cost inflation. Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends. The Company believes that an investment in Franco-Nevada can provide yield and more upside than a gold ETF with less risk than an operating gold company.

Our vision is to be the leading gold-focused royalty and stream company. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective.

Our business model is to grow our portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics.

Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York Stock Exchanges.

Outlook for the remainder of 2012

The following contains forward-looking statements about our outlook for the remainder of 2012. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Revenue for the first quarter of 2012 was $105.0 million compared with $73.1 million for the first quarter of 2011, an increase of 43.6%. Gold revenue grew 42.1% to $74.9 million from $52.7 million which was supported by an increase in the average gold price of 22.2% over the same period and an increase in gold revenue earned internationally from organic growth within the portfolio and from the acquisition of Gold Wheaton. The growth in overall revenue of $31.9 million was attributable to increases in: (i) gold revenue of $22.2 million; (ii) platinum group metals (“PGM”s) revenue of $8.3 million and (iii) oil & gas revenue of $1.7 million; partially offset by decreases in revenue from other minerals of $0.3 million.

For 2012, the Company estimates revenue to be between $430 million and $460 million using commodity price assumptions of $1,700 gold, $1,700 platinum, $750 palladium and $95 oil.

The following are some expectations related to some of our key assets for 2012:

•                  Palmarejo is expected to continue to be a significant component of revenue for the Company in 2012. Coeur d’Alene Corporation, the operator of Palmarejo, has announced estimated production of between 98,000 to 108,000 ounces of gold at Palmarejo for 2012. The Company has a 50% gold stream at Palmarejo which includes an annual minimum production provision of 50,000 ounces.

•                  The Sudbury stream assets are operated by KGHM International Ltd. (“KGHM”) following its acquisition of Quadra FNX Mining Ltd. The operator has announced plans to put Podolsky on care and maintenance once the 2000 Deposit is mined out, which is expected to be by the end of 2012, and it is expected that KGHM will continue to focus on mining nickel ore at McCreedy in 2012 which does not generate payable PGMs attributable to Franco-Nevada. The Company continues to expect to earn revenue in 2012 comparable to 2011 levels from the three streams.

•                  The Goldstrike operation is currently undergoing maintenance and retro-fitting. We expect a stronger performance from Goldstrike in the second half of 2012 as the mine accesses higher grade underground ore.

•                  The Company expects increased revenues from Mine Waste Solutions (“MWS”) in 2012 compared to 2011. MWS experienced certain mining interruptions in 2011. First Uranium Corporation (“FIU”) has announced that the acquisition of MWS by AngloGold Ashanti Limited is expected to close in mid 2012.

•                  Franco-Nevada’s oil assets are expected to deliver increased revenues in 2012 due to the acquisition of additional Weyburn Unit working interests at the beginning of 2012. The effective date of the transaction was January 1, 2012 and more than doubles the Company’s working interest in the Weyburn Unit to 2.26%.

•                  Stillwater revenues are expected to be in line with 2011 with Stillwater Mining Company (“Stillwater”) announcing 2012 production guidance to be consistent with 2011 levels.

•                  The Company expects to be paid 11,250 ounces of gold in 2012 from its Gold Quarry royalty based on the minimum royalty provision.

•                  The Tasiast royalty, operated by Kinross Gold Corporation (“Kinross”), began royalty payments in the third quarter of 2011. Kinross has completed the first expansion phase at Tasiast and the Company expects to earn higher revenues from Tasiast as it will be paid for a full year of production in 2012.

•                  The Company will also benefit from new sources of revenue from recent acquisitions, such as Timmins West, Edikan and Canadian Malartic; and organic growth from existing assets as projects move into production, such as Garden Well, or thresholds are surpassed, such as the Musselwhite, Macassa and Hemlo net profit interests (“NPIs”).

Q1 2012 Business Developments

a)              Timmins West Royalty and Equity Investment

On February 29, 2012, the Company acquired a 2.25% NSR royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

b)              Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest, increasing its total working interest in the Weyburn Unit to approximately 2.26% for C$55.5 million.

Selected Financial Information

Selected quarterly financial information derived from the Company’s financial statements is set out below:

	For the Three	For the Three
	Months Ended	Months Ended
	March 31, 2012	March 31, 2011
(Expressed in millions of US dollars, except per share amount)
Statement of Income and Other Comprehensive Income
Revenue	$105.0	$73.1
Depletion and depreciation	31.7	25.4
Operating income	53.7	33.0
Net income	46.8	21.2
Basic earnings per share	$0.33	$0.18
Diluted earnings per share	$0.33	$0.18
Dividends declared per share	$0.12	$0.12
Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$76.9	$42.7

	As at	As at
	March 31,	December 31,
	2012	2011
Balance Sheet
Cash and cash equivalents	$847.0	$794.1
Short-term investments	105.8	16.7
Total assets	3,137.5	2,901.0
Deferred income tax liabilities	28.6	23.5
Total shareholders’ equity	3,068.3	2,834.2

Working capital	986.2	851.1
Debt	Nil	Nil

Selected quarterly financial information derived from the Company’s financial statements is set out below:

(Expressed in millions
of US dollars, except	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
per share amounts)	2012	2011	2011	2011	2011	2010	2010	2010
Revenue	$105.0	$118.5	$113.3	$106.3	$73.1	$74.9	$55.0	$50.3
Cost and expenses	51.3	226.2	55.8	61.1	40.1	46.2	31.7	34.0
Operating income (loss)	53.7	(107.7)	57.5	45.3	33.0	28.8	23.3	16.3
Other income (expenses)	5.7	6.8	6.1	0.8	(2.7)	(3.4)	(6.4)	18.3
Income tax expense	12.6	4.5	19.5	12.8	9.1	8.1	8.7	12.2
Net Income (Loss)	46.8	(105.4)	44.1	33.3	21.2	17.2	8.1	22.3
Basic earnings (loss) per share	$0.33	$(0.80)	$0.35	$0.27	$0.18	$0.15	$0.07	$0.20
Diluted earnings (loss) per share	$0.33	$(0.80)	$0.34	$0.26	$0.18	$0.15	$0.07	$0.19
Adjusted Net Income(1)	43.6	40.8	39.8	33.2	22.1	23.4	13.8	6.7
Adjusted Net Income(1) per share	$0.31	$0.31	$0.31	$0.26	$0.19	$0.20	$0.12	$0.06
Adjusted EBITDA(1)	85.4	94.2	92.2	82.6	58.4	61.1	43.0	39.0
Adjusted EBITDA(1) per share	$0.61	$0.72	$0.73	$0.65	$0.50	$0.53	$0.38	$0.34

(1)          Adjusted Net Income and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 14-16 of this MD&A.

Financial Performance

Commodity prices

The market prices of gold and PGMs are the primary drivers of the Company’s profitability and ability to generate cash flow for our shareholders with approximately 89% of our revenues being generated by precious metals for the three months ended March 31, 2012. Commodity prices have experienced significant volatility during the first quarter of 2012 when compared to the first and fourth quarters of 2011. In fact, for the three months ended March 31, 2012, the gold price averaged $1,691 per ounce, a 22.2% increase over the average gold price for the three months ended March 31, 2011 of $1,384 and a 0.3% increase over the average gold price for the three months ended December 31, 2011 of $1,686 per ounce. Concerns about the global economy, monetary policies, sovereign debt issues, specifically in Europe, and geopolitical issues continue to impact commodity prices, gold in particular.

Platinum and palladium averaged $1,606 and $682 per ounce, respectively, for the first quarter of 2012 which represented a decrease of 10.5% and 13.9%, respectively, over the average prices for the first quarter of 2011 and an increase of 4.8% and 8.4%, respectively, over the average prices for the fourth quarter of 2011. Oil prices averaged $93 per barrel for the three months ended March 31, 2012, compared to $88 per barrel in the first quarter of 2011 and $97 per barrel in the fourth quarter of 2011.

Average Commodity Prices and Foreign Exchange Rates for the Quarters Ended

	March 31,	December 31,	March 31,
	2012	2011	2011
Gold/oz(1)	$1,691	$1,686	$1,384
Platinum/oz(1)	$1,606	$1,533	$1,794
Palladium/oz(1)	$682	$629	$792
Oil/bbl(2)	$93	$97	$88
C$/US$(3)	$0.9989	$0.9775	$1.0143

(1)          London PM Fix - US$

(2)          Canadian Par Average (40 API) C$

(3)          Bank of Canada noon rates

Currency exchange rates

The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the US dollar. The largest exposure the Company has is with respect to the Canadian/US dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in US dollars. The US dollar strengthened against the Canadian dollar during the first quarter of 2012 compared to the first quarter of 2011. In the quarter, the Australian dollar traded in a range of $1.0212 to $1.0805 against the US dollar. The effect of this volatility in the currencies against the US dollar impacts the Company’s corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in its Canadian and Australian entities due to their respective functional currencies.

Net Income

Q1 2011 to Q1 2012

Net income for the three months ended March 31, 2012 was $46.8 million, or $0.33 per share, compared with net income of $21.2 million, or $0.18 per share, for the three months ended March 31, 2011. The increase in net income was driven primarily by higher revenue and lower foreign exchange losses earned in the first quarter of 2012, partially offset by higher depletion and cost of sales expenses.

Net Income Reconciliation - Q1 2011 to Q1 2012

(millions of US dollars)

Revenue

Revenue for the three months ended March 31, 2012 was $105.0 million compared to $73.1 million for the three months ended March 31, 2011, an increase of 43.6%. Revenue for the three months March 31, 2012 and 2011, respectively, was comprised of the following:

(expressed in millions of US dollars)

			Three Months Ended	Three Months Ended
Property	Operator	Interest	March 31, 2012	March 31, 2011

Gold - United States
Goldstrike	Barrick Gold Corporation	NSR/NPI 2-4%/2.4-6%	$8.3	$10.8
Gold Quarry	Newmont Mining Corporation	NSR 7.29%	4.7	2.8
Marigold	Goldcorp Inc./Barrick	NSR/GR 1.75-5%/0.5-4%	2.7	2.4
Bald Mountain	Barrick Gold Corporation	NSR/GR 0.875-5%	1.3	0.7
Mesquite	New Gold Inc.	NSR 0.5-2%	1.3	1.4
Hollister	Great Basin Gold Limited	NSR 3-5%	0.9	1.7
Other			0.2	0.1
Gold - Canada
Sudbury	KGHM International Ltd.	Stream 50%	3.9	1.1
Golden Highway	St Andrew Goldfields Ltd.	NSR 2-15%	3.2	1.9
Musselwhite	Goldcorp Inc.	NPI 5%	1.6	—
Hemlo	Barrick Gold Corporation	NSR/NPI 3%/50%	0.7	0.2
Timmins West	Lake Shore Gold Corp.	NSR 2.25%	0.2	—
Other			0.1	0.1
Gold - Australia
Henty	Unity Mining Limited	GR 1/10%	1.3	0.3
Duketon	Regis Resources Ltd.	NSR 2%	0.8	0.6
South Kalgoorlie	Alacer Gold Corp.	NSR/GR 1.75%	0.3	0.2
Bronzewing	Navigator Resources Limited	NSR 2%	0.5	0.3
Other			—	0.1
Gold - International
Palmarejo	Coeur d’Alene Mines Corporation	Stream 50%	25.4	20.8
MWS	First Uranium Corporation	Stream 25%	10.6	2.0
Ezulwini	First Uranium Corporation	Stream 7%	0.8	3.2
Tasiast	Kinross Gold Corporation	NSR 2%	1.9	—
Cerro San Pedro	New Gold Inc.	GR 1.95%	1.4	1.2
Edikan	Perseus Mining Limited	NSR 1.5-3%	1.0	—
North Lanut	PT Bara Kutai Energi	NSR 4%	0.5	0.6
Other			1.3	0.2
			74.9	52.7
PGMs
Stillwater	Stillwater Mining Company	NSR 5%	4.5	7.3
Sudbury	KGHM International Ltd.	Stream 50%	13.7	2.6
			18.2	9.9
Other Minerals
Mt. Keith	BHP Billiton Limited	NPI/GR 0.25%/0.375%	0.9	1.2
Other			0.5	0.5
			1.4	1.7
Oil & Ga
Weyburn Unit	Cenovus Energy Inc.	ORR 0.44%, WI 2.26%	5.6	2.8
Midale Unit	Apache Canada Ltd.	ORR 1.18%, WI 1.59%	1.1	0.9
Edson	Canadian Natural Resources	ORR 15%	1.4	1.8
Other	Various	Various	2.4	3.3
			10.5	8.8
Revenue			$105.0	$73.1

Revenue for the three months ended March 31, 2012 and 2011 is presented by commodity, geography and type of interest below:

Revenue

For the three months ended March 31,	2012		2011
(expressed in millions of US dollars)	$	%	$	%

Commodity
Gold	$74.9	72%	$52.7	72%
PGM	18.2	17%	9.9	14%
Other Minerals	1.4	1%	1.7	2%
Oil & Gas	10.5	10%	8.8	12%
	$105.0	100%	$73.1	100%
Geography
United States	$24.1	23%	$27.6	38%
Canada	33.9	32%	14.6	20%
Australia	4.0	4%	2.9	4%
International - Mexico	26.8	26%	22.0	30%
International - Other	16.2	15%	6.0	8%
	$105.0	100%	$73.1	100%
Type
Revenue-based	$41.3	39%	$33.9	46%
Streams	54.4	52%	29.7	41%
Profit-based	5.8	6%	6.6	9%
Working interests and other	3.5	3%	2.9	4%
	$105.0	100%	$73.1	100%

Quarterly Revenue by Commodity

(In accordance with IFRS accounting policies)

The Company’s revenue is generated from various forms of agreements, ranging from net smelter return (“NSR”s), streams, NPIs, working interests and other. (For definitions of the various types of agreements, please refer to the Company’s Annual Information Form filed on sedar at www.SEDAR.com or the Company’s 40-F filed on www.EDGAR. com).

Revenue generated from stream agreements grew to $54.4 million, or 52% of total revenue, for the first quarter of 2012 from $29.5 million for the first quarter of 2011. The increase is due to the addition of five streams as part of the acquisition of Gold Wheaton which was completed on March 14, 2011.

Revenue continues to be earned from royalty and stream interests in lower risk countries with 85% of revenue being generated from assets located in North America and Australia in the first quarter of 2012.

Gold Revenue

Gold revenue grew to $74.9 million in the three months ended March 31, 2012 compared to $52.7 million for the three months ended March 31, 2011, an increase of 42.1%. This increase is attributable to a 22.2% stronger average gold price in 2012 than 2011 and acquisitions and organic growth within the portfolio which is further explained below.

The most significant growth in gold revenue came from international assets, namely Mine Waste Solutions (“MWS”) ($8.6 million), Palmarejo ($4.6 million), Tasiast ($1.9 million), and Edikan ($1.0 million). MWS contributed $10.6 million to overall revenue. The increase was due to recording a full quarter of revenue from MWS in 2012 as MWS was acquired as part of the Gold Wheaton Gold Corp. (“Gold Wheaton”) transaction on March 14, 2011. The growth from Palmarejo was predominantly the result of the strengthening average gold price. Tasiast surpassed certain production thresholds which triggered the beginning of royalty payments to the Company in mid 2011 and Edikan was a mid 2011 acquisition.

Gold revenue from Canadian assets increased $6.4 million as the result of the acquisition of the Sudbury assets which were acquired as part of the Gold Wheaton acquisition, the start of net profit interest (“NPI”) payments from the Company’s Musselwhite asset and higher revenues from the Golden Highway assets, operated by St Andrew Goldfields Ltd., due to higher production levels and average gold prices.

United States (“U.S.”) gold assets generated $19.4 million in revenue for the first quarter of 2012 compared with $19.9 million for the same period in 2011. Despite a stronger average gold price, Goldstrike revenue from the Company’s NPI was $2.5 million lower in 2012. This decline was partially offset by higher revenue at Gold Quarry and Bald Mountain due to higher commodity prices and production levels.

PGM Revenue

PGM revenue grew to $18.2 million for the three months ended March 31, 2012 compared with $9.9 million for the three months ended March 31, 2011. PGM revenue was positively impacted by the Sudbury assets offset by lower revenue generated from Stillwater. The increase is due to a full quarter of revenue being recorded from the Sudbury assets while PGM prices decreased quarter over quarter and Stillwater had lower production levels.

Oil & Gas Revenue

Oil & gas revenue was $10.5 million for the first quarter for 2012 compared with $8.8 million for the same period of the prior year, an increase of 19.3%. The increase is mainly due to the acquisition of an additional 1.15% Weyburn Unit working interest which was completed at the beginning of 2012 and higher average prices.

Costs and Expenses

Costs and expenses for the three months ended March 31, 2012 were $51.3 million compared to $40.1 million in the three months ended March 31, 2011. The following table provides a list of the costs and expenses incurred by the Company for the three months ended March 31, 2012 and 2011.

	Three months ended March 31,
(In millions of US dollars)	2012	2011	Variance
Cost of sales	$15.6	$11.1	$4.5
Depletion and depreciation	31.7	25.4	6.3
Corporate administration	3.6	3.3	0.3
Business development	0.4	0.3	0.1
	$51.3	$40.1	$11.2

Cost of sales, which comprises the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $15.6 million for the three months ended March 31, 2012 compared with $11.1 million for the three months ended March 31, 2011. The increase of $4.5 million is attributable to (i) higher cost of stream sales of $3.6 million on the five streams acquired as part of the Gold Wheaton acquisition on March 14, 2011; and (ii) higher oil & gas production taxes and operating costs of $1.1 million due to the acquisition of an additional 1.15% Weyburn Unit working interest; partially offset by lower net proceeds taxes of $0.2 million in Montana due to lower revenues from our Stillwater interest.

Depletion and depreciation totaled $31.7 million and $25.4 million for the three months ended March 31, 2012 and 2011, respectively. The increase in depletion of $6.3 million is primarily due to higher depletion on the Sudbury assets ($6.6 million) and MWS ($5.1 million); partially offset by lower depletion on Goldstrike ($2.2 million), Ezulwini ($1.0 million) and other assets ($2.2 million). Higher depletion on the Sudbury assets and MWS was the result of higher revenue generated in the first quarter of 2012 compared to the first quarter of 2011. Ezulwini and Goldstrike NPI revenue was lower in 2012 which resulted in lower depletion being recorded during the three months ended March 31, 2012.

Corporate administration increased to $3.6 million for the first quarter of 2012 from $3.3 million for the same period of the prior year. The increase is due to higher legal and filing fees of $0.7 million due to the listing of the Company’ shares on the NewYork Stock Exchange (“NYSE”) in September 2011, a resource tax surcharge of $0.1 million due to higher revenues earned from the Weyburn Unit and office costs of $0.1 million due to the addition of several new offices as part of the Company’s recent acquisitions, partially offset by lower share-based compensation of $0.6 million.

Business development expenses were $0.4 million and $0.3 million for the three months ended March 31, 2012 and 2011, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Other Income/Expenses

Other income/expenses comprise foreign exchange gains and losses, mark-to-market adjustments on the fair value of warrants held by the Company and gains and losses from the sale of gold.

Other income for the three months ended March 31, 2012 was $3.9 million compared to other expenses of $2.5 million in the three months ended March 31, 2011. The following table provides a list of the other income/expenses incurred by the Company for the three months ended March 31, 2012 and 2011.

	Three months ended March 31,
(In millions of US dollars)	2012	2011	Variance
Foreign exchange gain (loss)	$(0.2)	$(5.4)	$5.2
Mark-to-market on warrants	4.1	(1.1)	5.2
Loss from equity investee	—	(1.7)	1.7
Gain on acquisition of Gold Wheaton	—	5.7	(5.7)
	$3.9	$(2.5)	$6.4

Foreign exchange gains/losses and other expenses

These include foreign exchange movements related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and inter-company loans, held in the parent Company, which are denominated in either US dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income.

Foreign exchange gains and other expenses were $3.9 million in the first quarter of 2012 (2011 - losses of $6.5 million) which was comprised of $0.2 million related to foreign exchange losses on intercompany debt securities (2011 - $5.4 million) and $4.1 million related to the mark-to-market gains related to publicly-traded warrants held by Gold Wheaton (2011 - loss of $1.1 million).

Gain on acquisition of Gold Wheaton and Loss from Equity Investee

During the three months ended March 31, 2011, the Company recorded a gain on the acquisition of Gold Wheaton of $5.7 million which consisted of mark-to-market gains of $13.5 million, offset by transaction costs of $7.8 million. The mark-to-market gains related to common shares of Gold Wheaton held by the Company prior to the Gold Wheaton acquisition on March 14, 2011.

The Company recorded $1.7 million in losses related to the equity investment of Gold Wheaton from the period of January 5, 2011 to March 13, 2011. On March 14, 2011, the Company acquired the remaining outstanding common shares of Gold Wheaton and began consolidating the results from Gold Wheaton from March 14, 2011.

Finance Costs and Finance Income

For the quarter ended March 31, 2012, finance income was $2.2 million (2011 - $0.4 million) which was earned on the Company’s cash equivalents and/or short-term investments. Finance costs consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set up costs incurred with respect to the facility. For the quarter ended March 31, 2012, standby fees were $0.1 million (2011 - $0.4 million) and amortization of issuance costs were $0.3 million (2011 - $0.1 million). In the three months ended March 31, 2011, the Company incurred $0.1 million in interest in connection with the acquisition of Gold Wheaton.

Income Taxes

For the quarter ended March 31, 2012, the Company had an income tax expense of $12.6 million (2011 - $9.1 million). This is comprised of a current income tax expense of $11.3 million (2011 - $9.7 million) from the Company’s US, Mexican and Australian entities partially offset by an income tax recovery in Canada; and a deferred income tax expense of $1.3 million (2011 - deferred income tax recovery of $0.6 million) related to the Company’s Canadian and Australian entities partially offset by deferred income tax recoveries in the US and Mexico.

The Company’s effective tax rate decreased to 21.2% for the three months ended March 31, 2012 from 30.0% for the three months ended March 31, 2011. The decrease is the result of adjustments to the Palmarejo tax basis in accordance with changes to the inflation factor used in Mexico, the recognition of tax loss benefits which were previously unrecognized and increased profit earned in lower tax jurisdictions.

Non-IFRS Financial Measures - EBITDA, Adjusted EBITDA and Adjusted Net Income

Adjusted EBITDA for the three months ended March 31, 2012 and 2011 is presented by commodity, geography and type of interest below:

	Adjusted EBITDA
For the three months ended March 31,	2012		2011
(expressed in millions of US dollars)	$	%	$	%

Commodity
Gold	$61.6	72%	$41.2	71%
PGM	14.2	17%	7.9	13%
Other	1.3	1%	1.6	3%
Oil & Gas	8.3	10%	7.7	13%
	$85.4	100%	$58.4	100%
Geography
United States	$21.9	26%	$24.8	42%
Canada	26.9	31%	11.7	20%
Australia	3.8	5%	2.7	5%
International - Mexico	19.9	23%	14.9	26%
International - Other	12.9	15%	4.3	7%
	$85.4	100%	$58.4	100%
Type
Revenue-based	$37.8	44%	$30.8	53%
Streams	39.9	47%	19.0	33%
Profit-based	5.3	6%	6.0	10%
Working interests and other	2.4	3%	2.6	4%
	$85.4	100%	$58.4	100%

EBITDA, Adjusted EBITDA and Adjusted Net Income are all non-IFRS financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends and in evaluating the underlying operating performance of the Company.

EBITDA

EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income; and

•                  Depletion and depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to (i) fund working capital needs; (ii) service working interest capital requirements; (iii) fund acquisitions; and (iv) fund dividend payments. Management uses EBITDA for this purpose. EBITDA is frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income;

•                  Foreign exchange gains and losses;

•                  Gains and losses on the sale of investments;

•                  Income and losses from equity investees;

•                  Impairment charges related to royalty, stream and working interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are both recurring and non-recurring, management believes that Adjusted EBITDA is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure, which excludes the following from net income:

•                  Foreign exchange gains and losses;

•                  Gains and losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to Net Income in this measure include items that are both recurring and non-recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-IFRS financial measures enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of these non-IFRS financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by analysts and other royalty/stream companies.

EBITDA, Adjusted EBITDA and Adjusted Net Income are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently.

Non-IFRS Financial Measures - Reconciliation

For the quarter ended March 31, 2012, EBITDA was $89.3 million, or $0.64 per share, compared with $55.9 million, or $0.48 per share, for the quarter ended March 31, 2011. For the three months ended March 31, 2012, Adjusted EBITDA was $85.4 million, or $0.61 per share, compared with $58.4 million, or $0.50 per share, for the three months ended March 31, 2011. For the three months ended March 31, 2012, Adjusted Net Income was $43.6 million, or $0.31 per share, compared with $22.1 million, or $0.19 per share, for the three months ended March 31, 2011.

Below are reconciliations of Net Income to EBITDA, Net Income to Adjusted EBITDA and Net Income to Adjusted Net Income and the calculations of per share amounts for the three months ended March 31, 2012 and 2011, respectively:

	Three months ended
	March 31,	March 31,
(Expressed in millions except per share amounts)	2012	2011
Net Income	$46.8	$21.2
Income tax expense	12.6	9.1
Finance costs	0.4	0.6
Finance income	(2.2)	(0.4)
Depletion and depreciation	31.7	25.4
EBITDA	$89.3	$55.9
Basic Weighted Average Shares Outstanding	139.9	116.8
EBITDA per share	$0.64	$0.48
Net Income	46.8	21.2
Income tax expense	12.6	9.1
Finance costs	0.4	0.6
Finance income	(2.2)	(0.4)
Depletion and depreciation	31.7	25.4
Foreign exchange (gains)/losses and other (income)/expenses	(3.9)	6.5
Loss from equity investee	—	1.7
Gain on investments	—	(5.7)
Adjusted EBITDA	$85.4	$58.4
Adjusted EBITDA per share	$0.61	$0.50
Net income	$46.8	$21.2
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	(3.2)	4.9
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	—	(13.5)
Loss from equity investee, net of income tax	—	1.7
Transaction costs of Gold Wheaton, net of income tax	—	7.8
Adjusted Net Income	$43.6	$22.1
Adjusted Net Income per share	$0.31	$0.19

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $76.9 million and $42.7 million for the three months ended March 31, 2012 and 2011, respectively. The increase is due to higher revenues earned in the first quarter of 2012 compared to the first quarter of 2011.

Investing Activities

Net cash used in investing activities during the three months ended March 31, 2012 was $202.8 million compared with $236.9 million for the three months ended March 31, 2011. Cash was used primarily for the acquisitions of the Lakeshore and Weyburn Unit transactions, as described above in Q1 2012 Business Developments and the purchase of short-term investments. In addition, in the first quarter of 2011, the Company used $379.0 million in cash as part of its acquisition of Gold Wheaton.

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at March 31, 2012, the investments had various maturities upon acquisition of between 7 and 350 days. Accordingly, as at March 31, 2012, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

Financing Activities

Net cash generated by financing activities was $163.5 million for the three months ended March 31, 2012 compared to net cash used of $15.9 million for the three months ended March 31, 2011. The increase is due to the exercise of 5.5 million warrants which contributed $179.3 million in cash to the Company in the three months ended March 31, 2012.

Cash Resources and Liquidity

Management’s objectives when managing the Company’s capital are to:

a) ensure that the Company maintains the level of capital necessary to meet requirements; and

b) provide shareholders with sustained growth in shareholder value by increasing shareholders’ equity.

As at March 31, 2012, the Company’s cash, cash equivalents and short-term investments totaled $952.8 million (December 31, 2011 - $810.8 million). In addition, the Company held available-for-sale investments at March 31, 2012 with a combined value of $101.5 million (December 31, 2011 - $74.4 million), of which $53.8 million was held in publicly traded equity instruments (December 31, 2011 - $44.1 million). Working capital as at March 31, 2012 was $986.2 million compared with $851.1 million as at December 31, 2011. The increase is largely due to the proceeds from the exercise of warrants and along with cash generated from operations offset by the acquisitions as described in the Q1 2012 Business Developments section above and the payment of dividends.

The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues. As a royalty/ stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s credit facility.

The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost of administrative expenses, costs of operations and dividend payments.

Ore purchase commitments

The Company is obligated to certain ore purchase commitments related to the Gold Wheaton and Palmarejo stream agreements once the ore is produced from the mining activities.

New Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company is committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s New Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of New Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remains available toTaseko provided the project is fully permitted and financed prior to May 12, 2012 although this option continues unless it is terminated by Franco-Nevada. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Capital Resources

As of May 7, 2012, the Company has the entire amount of $175.0 million, or its Canadian dollar equivalent, available under its credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of May 7, 2012, US and Canadian dollar advances under the facility would bear interest rates of 4.25% and 3.50%, respectively.

For the three months ended March 31, 2012 and 2011, standby fees of $0.1 million and $0.4 million, respectively, were incurred and paid.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil & gas properties and the assessment of recoverability of the interests in mineral and oil & gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Revenue

Royalty, stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Dividend income is recognized as the dividends are declared.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty/stream interests are depleted using the units-of-production method over the life of the property to which the royalty/stream interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties which is provided by the operator or determined based on public disclosures from the operators.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged decreases in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty/stream interests in production and development stage mineral properties is evaluated based upon estimated future discounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated recoverable amount, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a deferred income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s deferred income tax net liabilities may include certain deferred tax benefits which are recognized when it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares. A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company is included in the Company’s Annual Information Form for the year ended December 31, 2011, a copy of which can be found on SEDAR at www.sedar.com.

As of May 7, 2012, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	143,965,430
Issuable upon exercise of Franco-Nevada warrants(1)	6,510,769
Issuable upon exercise of Franco-Nevada options(2)	2,467,700
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	6,110,937
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	296,185
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	134,314
Diluted common shares	161,485,335

Notes:

(1)          The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

(2)          There were 2,467,700 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$42.67 per share.

(3)          In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing. To-date 15,811 Franco-Nevada common shares have been issued upon the exercise of the Gold Wheaton warrants. With respect to the warrants, 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 (C$64.27 per share equivalent exercise price), 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price) and 6,148,375 warrants (956,687 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

	Exercise		Number of Gold	Equivalent Franco-Nevada		Equivalent Franco-Nevada
Expiry Dates	Price		Wheaton Warrants	Exercise Price		Common Shares
July 8, 2013	C$	10.00	25,999,998	C$	64.27	4,045,600
May 25, 2014	C$	5.00	7,125,000	C$	32.13	1,108,650
November 26, 2014	C$	5.00	6,148,375	C$	32.13	956,687
Total			39,273,373			6,110,937

(4)          In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share. To date, 434,513 Gold Wheaton stock options have been exercised.

(5)          In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable in 2,000,000 purchase share warrants once the New Prosperity project achieves certain conditions. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Commodity Prices

Commodity prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are significant to the Company. As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During the first quarter of 2012, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure and the Company’s disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2012, there has been no change in Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Statement on Forward-looking Information

Certain information contained in this MD&A, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: uncertainties relating to the closing of the First Uranium transactions; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; the Company’s PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation, assumptions relating to: the closing of the First Uranium transactions referred to herein; the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.